UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under The Securities Exchange Act Of 1934

(Amendment No. 5)

Phibro Animal Health Corporation

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

71742Q 106

(CUSIP Number)

c/o Jack C. Bendheim

Phibro Animal Health Corporation

Glenpointe Centre East, 3rd Fl.

300 Frank W. Burr Blvd., Ste 21

Teaneck, NJ 07666-6712

(201) 329-7300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 23, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 71742Q 106	13D	Page 2

1	NAME OF REPORTING PERSONS .R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BFI Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 20,960,236(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 20,960,236(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,960,236(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.2%(2)
14	TYPE OF REPORTING PERSON HC

(1)	The Reporting Person holds 72,425 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), and 20,887,811 shares of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”) as of March 23, 2016. Class B Common Stock has economic rights identical to shares of Class A Common Stock and entitles the record holder to ten (10) votes per share of Class B Common Stock on all matters to be voted on by stockholders generally. Class A Common Stock entitles the record holder to one (1) vote per share of Class A Common Stock.

(2)	See Item 5.

CUSIP NO. 71742Q 106	13D	Page 3

1	NAME OF REPORTING PERSONS .R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jack C. Bendheim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 20,960,236(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 20,960,236 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,960,236(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.2%(2)
14	TYPE OF REPORTING PERSON IN

(1)	The Reporting Person is the beneficial owner of 72,425 shares of Class A Common Stock and 20,887,811 shares of Class B Common Stock as of March 23, 2016. Class B Common Stock has economic rights identical to shares of Class A Common Stock and entitles the record holder to ten (10) votes per share of Class B Common Stock on all matters to be voted on by stockholders generally. Class A Common Stock entitles the record holder to one (1) vote per share of Class A Common Stock.

(2)	See Item 5.

Item 1.  Security and Issuer

Amendment No. 5 to Schedule 13D (this “Amendment”) relates to the Class A Common Stock of Phibro Animal Health Corporation, a Delaware corporation (the “Issuer”), beneficially owned by the Reporting Persons. This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D (the “Schedule 13D”) which was originally filed on April 29, 2014 and amended by that certain Amendment No. 1 to Schedule 13D, filed on August 11, 2014, that certain Amendment No. 2 to Schedule 13D, filed on March 24, 2015 (“Amendment No. 2”), that certain Amendment No. 3 to Schedule 13-D, filed August 4, 2015, and that certain Amendment No. 4 to Schedule 13-D, filed November 2, 2015. Except as otherwise set forth herein, this Amendment does not modify any of the information previously reported by the Reporting Parties in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

On March 14, 2016, BFI Co., LLC (“BFI”) entered into a Rule 10b5-1 sales plan (the “Sales Plan”) with Goldman, Sachs & Co. (“Broker”) pursuant to which Broker is authorized and directed to sell on behalf of BFI up to 1,304,000 shares of Class A Common Stock through July 6, 2017, subject to satisfaction of certain conditions, including among others, minimum sale price and limit on the number of shares that can be sold on a single trading day. All transactions under the Sales Plan are to be made in accordance with the terms and conditions of the Sales Plan. The Sales Plan was adopted to enable BFI to sell a modest portion of its shares of Common Stock (BFI holds Class B Common Stock which is exchangeable for Class A Common Stock on a 1:1 basis). By using a Rule 10b5-1 Sales Plan, BFI can diversify its investment portfolio over an extended period of time. However, the Sales Plan will not be effected until the expiration of the current sales plan, which expires on June 9, 2016. As of March 23, 2016, if all unsold shares covered by the current sales plan and all shares covered by the new Sales Plan are sold, BFI will continue to hold 19,060,850 shares of Class B Common Stock, which are exchangeable for 19,060,850 shares of Class A Common Stock.

Except as described above, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D. However, as part of the ongoing evaluation of investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, one or more Reporting Persons may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters as permitted by law.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

The ownership percentages set forth below are based on 18,509,757 shares of the Class A Common Stock and 20,887,811 shares of the Class B Common Stock outstanding as of March 23, 2016. The amounts outstanding were calculated by using the amounts reported in the Issuer’s Form 10-Q, for the three months ended December 31, 2015, filed on February 9, 2016 and then adjusting such amounts pursuant to the transactions reported by the Reporting Person on its Statements of Changes in Beneficial Ownership on Form 4, filed on February 12, 2016 and by certain other investors on their respective Statements in Beneficial Ownership on Form 4 filed on February 23, 2016.

(a) BFI directly owns 72,425 shares of Class A Common Stock and 20,887,811 shares of Class B Common Stock as of March 23, 2016, representing 53.2% of the total number of shares of Class A Common Stock outstanding, assuming that all outstanding shares of Class B Common Stock are exchanged into shares of Class A Common Stock. As the Class A Manager of BFI, Jack C. Bendheim may be deemed to beneficially own the 72,425 shares of Class A Common Stock and 20,887,811 shares of Class B Common Stock owned by BFI.

(b) Jack C. Bendheim has the sole authority to vote all of the common stock of the Issuer owned by BFI and, together with three of his adult children, is the manager of BFI with respect to the economic rights pertaining to such common stock of the Issuer owned by BFI.

(c) Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons’ securities.

(d) Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 23, 2016

/s/ Jack C. Bendheim
Jack C. Bendheim

BFI Co., LLC

By:	/s/ Jack C. Bendheim
Name: Jack C. Bendheim: Class A Manager